UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 3, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Norwegian Cruise Line Holdings Ltd. - File No. 1-35784
NCL Corporation Ltd. - File No. 333-128780

CF #33875

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Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 10, 2016.

Based on representations by Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through October 24, 2017
Exhibit 10.3	through October 16, 2018
Exhibit 10.4	through April 28, 2020
Exhibit 10.5	through May 10, 2026
Exhibit 10.6	through May 10, 2026
Exhibit 10.7	through May 10, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary